[Fried, Frank, Harris, Shriver & Jacobson LLP Letterhead]

December 22, 2017

VIA EDGAR

Anne Nguyen Parker, Esq.
Assistant Director
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	iPic Entertainment Inc. Offering Statement on Form 1-A Filed December 13, 2017 File No. 024-10773

Dear Ms. Parker:

This letter sets forth the response of iPic Entertainment Inc. (the “Company”) to the comment letter, dated December 18, 2017 of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Offering Statement on Form 1-A (the “Offering Statement”), submitted confidentially on December 6, 2017 and publicly filed on December 13, 2017. In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.

Concurrently, the Company is publicly filing Pre-Effective Amendment No. 1 to the Offering Statement (the “Amended Offering Statement”). We will also provide under separate cover a courtesy copy of the Amended Offering Statement, as submitted and marked to show changes from the Offering Statement. When indicated, the responses described below are contained in the Amended Offering Statement. References to page numbers in this letter refer to the pagination of the Amended Offering Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Offering Statement.

General

1.	Please balance the last sentence of the second paragraph on page 4 by briefly discussing the likelihood you will realize significant cash tax benefits from the arrangement given your history of losses and the risks you describe in the last paragraph on page 23. Please similarly revise the last sentence of the first paragraph on page 32.

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
December 22, 2017

Response:

The Company has included additional disclosure on pages 5 and 38 of the Amended Offering Statement in response to the Staff’s comment.

Part II

Offering Circular Cover Page

2.	Refer to the organizational diagram on pages 4 and 32. To the extent that certain historic iPic equity owners are redeeming in connection with the transactions, please depict the Original iPic Equity Owners and Continuing iPic Equity Owners separately in the diagram. Alternatively, if the Original iPic Equity Owners are synonymous with Hamid Hashemi Continuing iPic Equity Owners for the purposes of the diagram, please revise for consistency.

Response:

The Company has revised the disclosure on pages 5 and 38 of the Amended Offering Statement in response to the Staff’s comment.

3.	We note your response to our prior comment 8. Please clarify why, to the extent LLC interests are redeemed for cash on-hand of Holdings, there would be no need to issue additional LLC interests or shares of Class A common stock to preserve the one-for-one correspondence between the number of Class A shares issued by and number of LLC interests owned by you. For example, clarify if Holdings would hold redeemed LLC interests in treasury rather than canceling them.

Response:

The Company respectfully advises the Staff that maintaining the “one-for-one correspondence” requires the Company to acquire one additional LLC interest in respect of each additional share of Class A common stock that is outstanding. If the Company does not issue an additional share of Class A common stock, then the Company would not acquire an additional LLC interest. When Holdings redeems an LLC interest using cash on hand, no additional share of Class A common stock is issued by the Company and, therefore, no additional LLC interest would be acquired by the Company.

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
December 22, 2017

The Company additionally advises the Staff that the one-for-one correspondence is only relevant to LLC interests that are outstanding. The one-for-one correspondence does not apply to LLC interests held in treasury. Accordingly, any LLC interests redeemed by Holdings may be held in treasury or cancelled without impacting the one-for-one correspondence.

4.	We note your response to our prior comment 6. Please reconcile with your statement on page 97 that “The issuer intends to price the Offering after its qualification pursuant to Rule 253(b).”

Response:

The Company has revised the disclosure on page 117 to indicate that it intends to price the Offering prior to its qualification pursuant to Rule 253(b).

5.	We note your response to our prior comment 13. To the extent applicable, please revise the caption from change in deferred rent liability to lease incentive payments received from lessors.

Response:

The Company has revised the caption on pages F-9 and F-28 of the Amended Offering Statement in response to the Staff’s comment.

6.	We note your response to our prior comment 14. You state that cash interest is paid during the year. Please clarify for us whether you deferred any interest on borrowings in the years presented. In this regard, we note your disclosure in Note 5 – Borrowings that principal and interest on a number of your borrowings is only paid if distributions are due. It appears from your response to prior comment 16 that you did not have any excess cash flows that would necessitate payment on the notes.

Response:

The Company respectfully advises the Staff that it has not deferred any interest on borrowings in any of the years presented because all interest contractually due to be paid during the years presented has been paid in cash.

The Company further advises the Staff that the analysis can be divided into three distinct components: (1) related party notes where interest is not contractually due for payment unless distributions are due; (2) related party notes where interest is due and payable monthly; and (3) long-term debt - related party (specifically, the RSA credit facility).

 United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
December 22, 2017

(1) Related party notes where interest is not contractually due for payment unless distribution are due: The Company accrues interest as required on each of these notes based on the appropriate applicable interest rate. Interest accrued is not due or payable to the note holder unless distributions, as defined, are due, and the Company therefore submits that they are not deferring interest on such notes. In addition, accrued interest on such notes is neither paid-in-kind nor does accrued interest accrue additional interest. Amounts accrued for interest are included in "accrued expenses" on the Company’s consolidated balance sheet and appear on the Company’s statement of cash flows in the changes in accrued expenses adjustment to operating cash flows.

(2) Related party notes where interest is due and payable monthly: The Company accrues and pays such interest in cash when contractually due.

(3) Long-term debt - related party (RSA credit facility): Interest is paid to the RSA on a semi-annual basis. The loan agreement has an escalating interest rate as per table 1 below. Interest is expensed and accrued for based on the effective interest rate method in accordance with US GAAP. The difference between the two methods is $205,411 and $177,384 for the periods ending December 31, 2016 and June 30, 2017, respectively (illustrated in table 2 below). These differences do not represent a deferral of interest as the Company pays the interest in cash when contractually due.

Table 1

Interest Table per Loan Agreement
Interest Rate	Effective Through
5.0%	9/30/2011
5.5%	9/30/2012
6.0%	9/30/2013
6.5%	9/30/2014
7.0%	9/30/2015
7.5%	9/30/2016
8.0%	ongoing

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
December 22, 2017

Table 2

	For the year ended			For the six months ended
	December 31, 2016			June 30, 2017
	Tranche 1	Tranche 2	Total	Tranche 1	Tranche 2	Total
Interest accrued based on loan agreement (see table below)	$1,206,898	$1,830,000	$3,036,898	$633,127	$960,000	$1,593,127
Interest accrued based on effective interest rate method (GAAP)	$1,100,058	$1,731,429	$2,831,487	$550,029	$865,714	$1,415,743
Effective interest adjustment (difference between methods above)	$(106,840)	$(98,571)	$(205,411)	$(83,098)	$(94,286)	$(177,384)

Offering Circular Summary, page 1

Summary of the Transactions, page 3

7.	We note your response to our previous comments 17 and 18. However, you have not revised your disclosure to disclose the substance and business purpose of this transaction. Please revise accordingly.

Response:

The Company has disclosed in Note 2 to the Consolidated Financial Statements — “Variable Interest Entities,” or VIEs, that the Company will be the lessee of the theater and a portion of the office space, which will serve as the Company’s headquarters. In total, iPic will lease approximately 65% of the available property.

The Transactions, page 35

iPic-Gold Class LLC Agreement, page 39

8.	We also note that you are no longer consolidating Del Ray and have determined that you no longer are the primary beneficiary. Please tell us what changed that caused the change in your accounting treatment of Del Ray.

Response:

In the first confidential submission of the financial statements, management believes that they had to consolidate the results of Delray, as they considered it to be a VIE, and, while management had not yet completed their accounting analysis, they believed that they had a variable interest in Delray and might be its primary beneficiary. Upon completion of their review and analysis, management determined that iPic holds an indirect variable interest in Delray through a Completion Guaranty and that the guaranty would cease to exist upon completion of the project.

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
December 22, 2017

Further, neither the shared service agreement that is in place, nor the governance structure in place provide the Company the ability to make the decisions that significantly impact the economic performance of Delray. For example, to support this conclusion, management determined the following decisions are those having the most significant impact on Delray:

●	initial funding decisions;

●	investment decisions; and

●	once an investment is obtained, subsequent decisions of further investments and/or whether to hold, increase or liquidate an investment

Management concluded the Company does not have the ability through the Shared Services Agreement, its relationships with the members or any other contractual means to make decisions related to those identified above or other decisions typically held by a primary beneficiary of a VIE or a party holding a controlling financial interest and therefore could not be the primary beneficiary of Delray. Therefore, the Company has determined that it should not consolidate Delray.

* * * * * * * * * * * * *

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Hamid Hashemi (iPic Entertainment Inc.)

Daniel Bursky, Esq. (Fried, Frank, Harris, Shriver & Jacobson LLP)

Louis Taubman, Esq. (Hunter, Taubman, Fischer & Li LLC)